Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Earnings Call Transcript

On July 19, 2011, Johnson & Johnson held a Second Quarter 2011 Earnings Conference Call, a replay of which was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the conference call related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

***

Louise Mehrotra - Johnson & Johnson - VP of IR

Please direct your attention to the box section of the schedule where we have provided earnings adjusted to exclude special items. As referenced in the footnote, second-quarter net earnings this year were adjusted to exclude the after-tax impact related to the previously announced restructuring of Cordis, the net after-tax impact of expenses related to the litigation matter, additional DePuy ASR hip recall costs, and an after-tax mark to market gain associated with the currency option related to the planned acquisition of Synthes, Inc.

***

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

As previously announced, we recorded restructuring charges related to the Cordis business, we recorded expenses related to litigation matters and additional DePuy ASR hip recall costs. We also recorded a mark to market gain associated with the currency option that we purchased and that I previously described during our conference call regarding the planned acquisition of Synthes.

***

Alex Gorsky  - Johnson & Johnson - Vice Chairman, Executive Committee, Office of the Chairman

Two significant portfolio moves we made this year are the decision to exit the drug-eluting stent business and the decision to acquire Synthes, a world-class orthopedics company. I like to spend a moment on both these decisions.

***
Turning to another major portfolio decision, we announced in April a definitive agreement to acquire Synthes, a premier global developer and manufacturer of orthopedic devices. This agreement exemplifies our continued willingness and ability to take advantage of significant opportunities when they arise that will enable us to better serve more patients and to enhance our long-term growth prospects.

The acquisition of Synthes would be the largest purchase in J&J history and it is consistent with our enterprise level strategy to strengthen our leadership position across important healthcare markets, in this case the $37 billion global orthopedics markets.

A combination of DePuy and Synthes would be well-positioned to succeed at a time of dramatic change in the orthopedic market offering patients, surgeons and hospitals a broad range of innovative technologies to meet their orthopedic needs.

DePuy and Synthes are highly complementary. DePuy, as you know, is a leader in hips and knees, by far the largest segment of the orthopedics market as well as in sports medicine. Synthes is a leader in several important and growing market segments where DePuy has less of a presence or no presence at all including trauma, cranio-maxillofacial and power tools. Both companies offer complementary portfolios for spinal surgery.

Updating the status of the transaction, our integration planning activity is well underway. We've initiated several major regulatory filings and we continue to expect the transaction to close in the first half of 2012. Let me also say that we continue to evaluate several alternatives to finance the transaction in the most efficient manner.

***

 QUESTION AND ANSWER

 Mike Weinstein  - JPMorgan - Analyst

 Okay. And then last item just to be clear, Alex. There's no update on the Synthes financing at this point?

 Dominic Caruso  - Johnson & Johnson - VP, Finance & CFO

 Let me take it, Mike. There isn't and we're consistent with what we said before, however, Mike, that as we proceed with the integration activities which we're doing now, we'll look for ways to finance this transaction more efficiently than the way we modeled it. I think we gave you a conservative way of modeling it when we announced the transaction and obviously we're working towards improving that. But we don't have any more update on that -- in that regard just yet.

 Alex Gorsky  - Johnson & Johnson - Vice Chairman, Executive Committee, Office of the Chairman

 And, Mike, (multiple speakers) I would just add on that, Mike, that all the regulatory filings are on schedule, things are on track and obviously we'll keep you updated as we move through the process.

***

 Larry Biegelsen  - Wells Fargo - Analyst

 Okay. And Alex, any update on the integration with Synthes and if that's having any impact on your spine business?

 Alex Gorsky  - Johnson & Johnson - Vice Chairman, Executive Committee, Office of the Chairman

 No, it's really too early to get into any of the details of the integration at this time.

***

Bob Hopkins  - BofA - Analyst

 Thanks for squeezing me in. First question is on Synthes. I was wondering if you guys could just provide an update on when you think you'll be able to announce the financing details.

 Dominic Caruso  - Johnson & Johnson - VP, Finance & CFO

 Yes, hi, Bob; Dominic here. I can't give you timing. You know, the level of financing alternatives that we're considering have a lot to do with the integration plan that we talked about earlier. So as the integration progresses we'll combine the businesses in the most efficient manner possible.

So we don't really have responses yet from the regulatory authority, so we can't give you an estimate of when we'll be able to announce that. But rest assured that when we -- obviously when we close the deal we'll be able to tell you about it. But as we know more in these updates we'll provide any information we have when we give you updates periodically throughout the next couple quarters.

 Bob Hopkins  - BofA - Analyst

 Okay. And Dominic, if you could just elaborate on your comments about financing options as it relates to Synthes, especially when you talk about financing options for the equity portion. Obviously that equity portion is fixed. So I assume what you're referring to is really just ways to potentially offset the equity dilution via buybacks post close or other methods over time. Any thoughts there would be helpful.

 Dominic Caruso  - Johnson & Johnson - VP, Finance & CFO

 Well, you're exactly right. The form of the transaction -- the form of the consideration that Synthes' shareholders receive will be exactly as we described it, right. They will receive shares of J&J stock and cash exactly as we described it, exactly as we negotiated with Synthes.

But how we finance that depends on a number of factors and you're exactly right, we may be able to use less overall stock or issue less stock in the aggregate as a result of our ability to finance the repurchase of our stock, as one example. So we're looking at a number of alternatives to make it efficient and obviously we have tax considerations here that we're going to make sure we do efficiently.

 Bob Hopkins  - BofA - Analyst

 And you still want to -- the AAA rating is important to you as it relates to this transaction?

 Dominic Caruso  - Johnson & Johnson - VP, Finance & CFO

 Yes, it is. I think maintaining the flexibility that we have as a result of the AAA rating is still important to us and I think we can still maintain that flexibility and actually get the transaction to be less dilutive than the conservative estimates we gave earlier.